UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 1*

GLOBAL MEDICAL REIT INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

37954A204
(CUSIP Number)

David Chan ZH USA, LLC Suite 2401, 24/F Wyndham Place 40-44 Wyndham Street, Central, Hong Kong
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

Names of Reporting Persons.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ZH USA, LLC (f/k/a HFE USA, LLC), ZH INTERNATIONAL HOLDINGS, LTD. (f/k/a HENG FAI ENTERPRISES, LTD.; f/k/a XPRESS GROUP, LTD.), JOY TOWN, INC., AND HUANG YANPING.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) .
6.	Citizenship or Place of Organization ZH USA, LLC, DELAWARE, USA ZH INTERNATIONAL, LTD., HONG KONG JOY TOWN, INC., BRITISH VIRGIN ISLANDS HUANG YANPING, CHINA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,604,500 ; SEE ITEM 5 OF ATTACHED SCHEDULE
	8.	Shared Voting Power 2,604,500; SEE ITEM 5 OF ATTACHED SCHEDULE
	9.	Sole Dispositive Power 2,604,500; SEE ITEM 5 OF ATTACHED SCHEDULE
	10.	Shared Dispositive Power 2,604,500; SEE ITEM 5 OF ATTACHED SCHEDULE
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,604,500; SEE ITEM 5 OF ATTACHED SCHEDULE

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percentage of Class Represented by Amount in Row (11) 12%: SEE ITEM 5 OF ATTACHED SCHEDULE
14.	Type of Reporting Person (See Instructions) ZH USA, LLC IS “CO” ZH INTERNATIONAL HOLDINGS, LTD. IS “CO”; JOY TOWN, INC. IS “CO” HUANG YANPING IS “IN”

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.001 par value (the "Common Stock") of Global Medical REIT Inc. (the "Issuer").

The name and address of the principal executive offices of the Issuer are:

Global Medical REIT Inc.

4800 Montgomery Lane, Suite 450

Bethesda, MD 20814

ITEM 2. IDENTITY AND BACKGROUND

The reporting persons are ZH USA, LLC (f/k/a HFE USA, LLC), ZH International Holdings Ltd. (f/k/a Heng Fai Enterprises, Ltd., f/k/a Xpress Group, Ltd.), Joy Town Inc., and Huang Yuanping.

I. (a) ZH USA, LLC, shareholder of Issuer.

(b) The principal office address of ZH USA, LLC is 4800 Montgomery Lane, Suite 450 Bethesda, MD 20814.

(c) The principal business of ZH USA, LLC. is investment holding.

(d) During the last five years, ZH USA, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, ZH USA, LLC has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f) ZH USA, LLC was formed under the laws of the State of Delaware.

II.(a) ZH International Holdings, Ltd. (f/k/a Heng Fai Enterprises, Ltd., f/k/a Xpress Group Ltd.), sole member of ZH USA, LLC.

(b) The principal office address of ZH International Holdings, Ltd. is 24/F Wyndham Place,40-44 Wyndham Street, Central, Hong Kong.

(c) The principal business of ZH International Holdings, Ltd. is investment holding.

(d) During the last five years, ZH International Holdings, Ltd. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, ZH International Holdings, Ltd. has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f) ZH International Holdings, Ltd. is a Hong Kong limited company.

III.(a) Joy Town, Inc., shareholder of ZH International Holdings, Ltd.

(b) The principal office address of Joy Town, Inc. is Suite 2401, 24/F Wyndham Place, 40-44 Wyndham Street, Central, Hong Kong.

(c) The principal business of Joy Town, Inc. is investment holding.

(d) During the last five years, Joy Town, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Joy Town Inc. has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f) Joy Town, Inc. is incorporated under the laws of the British Virgin Islands.

V.(a) Huang Yanping, shareholder of Joy Town, Inc.

(b) The principal office address of Huang Yanping is Suite 2401, 24/F Wyndham Place, 40-44 Wyndham Street, Central, Hong Kong.

(c) The principal occupation of Huang Yanping is director of Joy Town, Inc.

(d) During the last five years, Huang Yanping has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Huang Yanping has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f) Huang Yanping is a citizen of St. Kitts & Nevis.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 1, 2015, Joy Town, Inc. agreed to purchase an aggregate of 2,212,547,776 ordinary shares of ZH International Holdings, Ltd. from Fai Chan and parties affiliated with Fai Chan (collectively “Fai Chan”). Joy Town, Inc. purchased these ordinary shares for HK$731,247,040.00 or HK$0.3305 per share. This transaction gave Joy Town, Inc. and Huang Yanping control over ZH International Holdings, Ltd., ZH USA, LLC, and the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of this transaction between Joy Town, Inc. and Fai Chan was to acquire a controlling interest in the Issuer.

ZH USA, LLC

(a)does not have any plans to acquire additional securities of the Issuer or dispose of securities of the Issuer;

(b)does not have any plans or proposals for any extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)does not have any plans to sell or transfer a material amount of assets of the Issuer or any of its subsidiaries;

(d)Upon ZH USA, LLC’s parent company acquisition of ZH International Holdings, Ltd., the reporting parties added Zhang Jing Guo, Huang Yanping, and Qin Yufei as directors of the Issuer on August 13, 2015; Huang Yanping and Qin Yufei later resigned the Board of Directors of the Issuer on March 28, 2016, and Zhang Huiqi was appointed to the Board of Directors of the Issuer on March 31, 2016.

(e)does not plan to increase authorized capital;

(f)does not have any plans or proposals for any other material change in the Issuer’s business or corporate structure;

(g)does not plan to change the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)does not plan to cause a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)does not have any plans or proposals for a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)does not have any plans or proposals for any action similar to any of those enumerated above.

Joy Town, Inc.:

(a)does not have any plans to acquire additional securities of the Issuer or dispose of securities of the Issuer;

(b)does not have any plans or proposals for any extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)does not have any plans to sell or transfer a material amount of assets of the Issuer or any of its subsidiaries;

(d)Upon Joy Town Inc.’s acquisition of ZH International Holdings, Ltd., the reporting parties added Zhang Jing Guo, Huang Yanping, and Qin Yufei as directors of the Issuer on August 13, 2015; Huang Yanping and Qin Yufei later resigned the Board of Directors of the Issuer on March 28, 2016, and Zhang Huiqi was appointed to the Board of Directors of the Issuer on March 31, 2016;

(e)does not plan to increase authorized capital;

(f)does not have any plans or proposals for any other material change in the Issuer’s business or corporate structure;

(g)does not plan to change the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)does not plan to cause a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)does not have any plans or proposals for a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)does not have any plans or proposals for any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(1) Part (a) of Item 5 is amended and restated as follows:

ZH USA, LLC

As of July 17, 2014, ZH USA, LLC received assignment from ZH International Holdings, Ltd. for 99,530,000 common shares and 8% convertible debentures in principal amount of $4,536,102 issued by the Issuer. After a reverse stock split conducted by the Issuer, the common share holding by ZH USA, LLC was reduced to 248,825 common shares and the strike price of the convertible debentures was adjusted to $12.748 per share.

On September 17, 2015, the Issuer issued to ZH USA, LLC, a convertible debenture in the principal amount of $910,000.00. This convertible debenture accrued interest at 8% per annum, is payable on December 31, 2016, and was convertible at ZH USA, LLC’s option at $12.748 per share.

On July 6, 2015, ownership and control of ZH USA, LLC was transferred from Fai Chan to Joy Town, Inc. See Section 5(c) of this Schedule below. Beginning July 6, 2015, ZH USA, LLC periodically provided the Issuer with funds for operations and property acquisitions and in consideration the Issuer issued ZH USA, LLC convertible debentures that accrued interest at 8% per annum and were convertible into shares of the Issuer's common stock at $12.748 per share.

ZH USA, LLC transactions post-July 6, 2015

Operational and Acquisition Funding Dates	Amount

8/7/2015	$200,000.00
9/2/2015	$100,000.00
9/16/2015	$4,087,500.00
9/24/2015	$158,338.00
10/2/2015	$117,194.00
11/17/2015	$21,000.00
12/24/2015	$20,200,000.00
12/28/2015	$700,000.00
12/31/2015	$9,000,000.00

On March 2, 2016, the Issuer issued to ZH USA, LLC, a convertible debenture in the principal amount of $20,900,000.00, effective December 31, 2015. Of this amount $20,555,690.00 was used to acquire a medical clinic portfolio. This convertible debenture accrues interest at 8% per annum, is payable on December 31, 2016, and is convertible at ZH USA, LLC’s option at $12.748 per share.

Also on March 2, 2016, ZH USA, LLC partially converted the $20,900,000.00 convertible debenture. ZH USA, LLC converted $15,000,000.00 of the convertible debenture resulting in the issuance of 1,176,656 common shares of the Issuer, at $12.748 per share. The unconverted convertible debenture in the amount of $5,900,000.00 accrued interest at 8%, was due and payable on December 31, 2016, and convertible into common shares of the Company at $12.748 at ZH USA, LLC’s option.

On June 15, 2016, ZH USA, LLC and the Issuer entered into a Pay-Off Letter and Conversion Agreement (the “Pay-Off Letter and Conversion Agreement”) with regards to the Convertible Demand Promissory Notes issued between July 1, 2014 and December 31, 2015 (collectively, the “Convertible Debentures”) evidencing loans from the Lender to the Issuer having an aggregate current principal amount outstanding of $25,030,134. Under the terms of the Pay-Off Letter and Conversion Agreement, ZH USA, LLC converted Convertible Debenture in the principal amount of $15,030,134 into 1,179,019 common shares of the Issuer’s registered common stock based on a conversion rate of $12.748 per share. Additionally, in accordance with the Pay-Off Letter and Conversion Agreement, on July 8, 2016 the Issuer paid off the remaining principal amount of $10,000,000 outstanding under the Convertible Debenture.

The Pay-Off and Conversion Agreement further stated that the Issuer shall pay the ZH USA, LLC all accrued interest owing to ZH USA, LLC in respect of the Convertible Debentures, which accrued interest shall include (i) the $1,590,632.00 accrued as of the date of the Pay-Off Letter and Conversion Agreement, plus (ii) $5,486.06 per day for each day between and including the day after the date of the Pay-Off Letter and Conversion Agreement and the day on which the Pay-Off and Conversion are completed (collectively, the “Accrued Interest Amount”). On July 8, 2016, the Issuer paid all accrued interest owed and outstanding on the Convertible Debentures in the amount of $1,716,811. With this payment, the Convertible Debentures were fully paid and terminated and all claims of ZH USA, LLC related to the Convertible Debentures were released.

(2) Part (b) of Item 5 is amended to read as follows:

ZH International Holdings, Ltd.

On September 28, 2013, ZH International Holdings, Ltd (f/k/a Xpress Group, Ltd.) agreed to purchase an aggregate of 5,500,000 common shares of the Issuer from Yukon Industries, Inc. ZH International Holdings, Ltd. purchased these common shares for $55,000.00 or $0.01 per share.

On December 12, 2013, ZH International Holdings, Ltd. closed on several other private transactions and purchased an additional aggregate 2,000,000 common shares of the Issuer. Along with the 5,500,000 common shares ZH International Holdings, Ltd. already owned, ZH International Holdings, Ltd. owned 7,500,000 common shares which constituted approximately 93.7% of the outstanding common shares of the Issuer. The purchase price per share of this reported transaction is $0.00641.

After its acquisition of 7,500,000 common shares of the Issuer, ZH International Holdings, Ltd., on March 5, 2014 acquired an additional 30,000 common shares from various parties in private transactions. ZH International Holdings, Ltd.’s 7,530,000 common shares constituted approximately 99.5% of the outstanding common shares of the Issuer. The purchase price per share of this reported transaction was $0.00641.

On June 5, 2014, ZH International Holdings, Ltd., loaned the Issuer $7,776,680 to assist with acquiring a medical facility and pay closing costs as closings occur. This loan was converted into a convertible debenture on July 17, 2014. Under the convertible debenture, the loan amount is convertible into common shares of the Issuer at $0.03187 per share.

On July 17, 2014, ZH International Holdings, Ltd. assigned its entire interest and shareholdings to wholly owned subsidiary ZH USA, LLC. On July 17, 2014, ZH USA, LLC converted $2,932,040 of principal and accrued interest under its convertible note previously issued to ZH International Holdings, Ltd. into 92,000,000 shares of the Issuer’s common stock (the “Conversion Shares”). On July 17, 2014 ZH International Holdings, Ltd. owned 99,530,000 common shares of the Issuer.

Effective November 7, 2014, the Issuer underwent a 1-400 reverse stock split. This resulted in ZH International Holdings, Ltd. owning 248,825 common shares of the Issuer’s outstanding 250,000 common shares. The strike price under the convertible debenture was adjusted to $12.748 per share.

As of July 17, 2014, ZH International Holdings, Ltd. assigned to its wholly owned subsidiary, ZH USA, LLC 99,530,000 common shares of the Issuer and 8% convertible debentures in the principal amount of $4,536,102 issued by the Issuer. After a reverse stock split underwent by the Issuer, the common share holding by ZH USA, LLC and ZH International Holdings, Ltd. was reduced to 248,825 common shares and the strike price of the convertible debentures was adjusted to $12.748 per share.

ZH International Holdings, Ltd. is the sole owner of ZH USA, LLC and the transactions reported above under the heading “ZH USA, LLC transactions post-July 1, 2015” are incorporated herein.

(3) Part (c) of Item 5 is amended and restated to read as follows:

Joy Town, Inc.

On July 6, 2015, Joy Town, Inc. agreed to purchase an aggregate of 2,212,547,776 ordinary shares of ZH International Holdings, Ltd. from Fai Chan and parties affiliated with Fai Chan (collectively “Fai Chan”). Joy Town, Inc. purchased these ordinary shares for HK$731,247,040.00 or HK$0.3305 per share. Joy Town, Inc. is a beneficial owner of ZH USA, LLC, and the Issuer upon the completion of the purchase transaction. Fai Chan maintains minority equity interest in ZH International Holdings, Ltd. and is no longer a controlling shareholder of ZH International Holdings, Ltd. and is not a controlling shareholder of ZH USA, LLC and is not a controlling shareholder of the Issuer. Fai Chan resigned as director of the Issuer on July 6, 2015.

Joy Town, Inc. is the controlling owner of ZH International Holdings, Ltd. and ZH USA, LLC and the Issuer. The transactions reported above under the heading “ZH USA, LLC transactions post-July 1, 2015” are incorporated herein.

(4) Part (d) of Item 5 is amended to read as follows:

Huang Yanping

Huang Yanping is the controlling owner of Joy Town, Inc. and is a beneficial owner of ZH International Holdings, Ltd., ZH USA, LLC, and the Issuer. The transactions reported above under the heading “ZH USA, LLC transactions post-July 1, 2015” are incorporated herein.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares detailed here in Item 5.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described elsewhere in this report, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions in loan agreements need not be included.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

99.1Agreement to File One Statement on Schedule 13D.

99.2Form of Convertible Debenture

99.3Pay-Off and Conversion Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 17, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2018

ZH USA, LLC By: /s/ David Chan Name: David Chan Title: CFO
ZH INTERNATIONAL HOLDINGS, LTD By: /s/ David Chan Name: David Chan Title: CFO
JOY TOWN, INC. By: /s/ Huang Yanping Name: Huang Yanping Title: Director
HUANG YANPING By: /s/ Huang Yanping Name: Huang Yanping

Exhibit (a)

Schedule 13d/A

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: March 5, 2018

ZH USA, LLC By: /s/ David Chan Name: David Chan Title: CFO
ZH INTERNATIONAL HOLDINGS, LTD By: /s/ David Chan Name: David Chan Title: CFO
JOY TOWN, INC. By: /s/ Huang Yanping Name: Huang Yanping Title: Director
HUANG YANPING By: /s/ Huang Yanping Name: Huang Yanping

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS. IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITY UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE BORROWER THAT SUCH REGISTRATION IS NOT REQUIRED.

GLOBAL MEDICAL REIT, INC.

CONVERTIBLE DEMAND PROMISSORY NOTE

$_______________(Date)

FOR VALUE RECEIVED, the undersigned, GLOBAL MEDICAL REIT, INC., a Maryland corporation, hereby promises to pay to the order of ZH USA, LLC (together with its successors and permitted assigns, the “Lender”), at _____________________________________ or at such other place as may be designated from time to time in writing by the Lender, in lawful money of the United States of America, without setoff and in immediately available funds, on demand, the principal sum of _________________________________________________, together with interest thereon from the date of this Convertible Demand Promissory Note (this “Note”). All amounts due under this note shall be paid on or before____________________. Interest on the outstanding balance of this Note shall accrue at a rate of eight percent (8.00%) per annum, compounded annually, and shall be payable in accordance with the terms of this Note.

1.Payment. The Borrower shall be entitled to prepay or repay all or any portion of this Note at any time, without premium or penalty. Payment of interest shall be made in cash annually in arrears on_________________. Interest shall be calculated on the basis of actual number of days elapsed over a year of three hundred sixty (360) days. If not sooner paid or converted pursuant to Section 2, the entire unpaid principal balance of this Note and all unpaid accrued interest shall be due and payable in full on demand by the Lender, and all unpaid amounts still owing on __________________, shall be payable that day. All payments made by the Borrower shall be applied first, to any unpaid accrued costs and expenses incurred by the Lender in connection with this Note, second, to any unpaid accrued interest and third, to the outstanding principal of this Note.

2.Conversion. (a) At the election of the Lender, the entire outstanding balance of this Note will be converted into common stock of the Borrower on the last day of any calendar quarter (a “Conversion Date”). The Lender shall provide the Borrower with written notice of its conversion election at least twenty days prior to the applicable Conversion Date. The number of shares of common stock of the Borrower issuable upon conversion pursuant to this Section 2 shall be equal to the amount of the outstanding balance of this Note, together with accrued but unpaid interest thereon, on the applicable Conversion Date divided by the Conversion Price. The “Conversion Price” means $12.748. Upon conversion of this Note in accordance with this Section 2, the Borrower shall be forever released from all of its obligations and liabilities with respect to this Note.

(b) Adjustments. The Conversion Price shall be subject to adjustment from time to time as follows:

(i)Adjustments for Subdivisions, Combinations or Consolidation of Common Stock. In the event the outstanding shares of Common Stock of Borrower shall be subdivided by stock split, stock dividends or otherwise, into a greater number of shares of Common Stock, the Conversion Price then in effect with respect to the Common Shares shall, concurrently with the effectiveness of such subdivision, be proportionately decreased so that the number of shares of Common Stock issuable on conversion of any or all of the Note shall be increased in proportion to such increase in outstanding shares. In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Conversion Price then in effect with respect to the Note shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased so that the number of shares of Common Stock issuable on conversion of any or all of the Note shall be decreased in proportion to such decrease in outstanding shares.

(ii)Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of any or all of the Note shall be changed into the same or a different number of shares of any other class or classes of stock or into any other securities or property, whether by capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction (other than a subdivision or combination of shares provided for above), the Note shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Borrower deliverable upon conversion of such Note shall have been entitled to upon such transaction. The provisions of this section on Adjustments shall similarly apply to successive capital reorganizations, reclassifications, mergers, combinations of shares, recapitalizations, consolidations, business combinations or other similar transactions.

(iii)Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to an Adjustment, the Borrower at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Noteholder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and the Conversion Price then in effect. The Borrower shall, upon the written request at any time by any Noteholder, furnish or cause to be furnished to such Noteholder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of such holder’s Note.

(iv)Rounding. All calculations under this Section shall be made to (a) the nearest one hundredth of one cent or (b) the nearest share or (c) the nearest one hundredth of one percent, as the case may be.

(v) The Borrower shall at all times reserve and keep available for issuance upon the conversion of the Note the maximum number of each of its authorized but unissued shares of Common Stock of the Borrower as is reasonably anticipated to be sufficient to permit the conversion of the Note, and shall take all action required to increase the authorized number of shares of Common Stock of Borrower, or any other actions necessary or desirable, if at any time there shall be insufficient authorized but unissued shares of Common Stock of Borrower to permit such reservation or to permit the conversion of the Note.

3.Default and Remedies. If the Borrower shall (i) default in the payment of any amount within five days after the due date thereof or (ii) fail to perform or observe any term or agreement contained in Section 2, then an “Event of Default” shall exist. Without limiting the Lender’s rights under Section 2, upon the occurrence of an Event of Default and during the continuation thereof, the Lender may declare this Note to be due and payable, and the Lender may exercise and shall have any and all rights and remedies available to it under applicable law and this Note or otherwise and may take any such action and exercise any such power as it may elect to enforce its rights and remedies under applicable law and this Note. No right or remedy herein conferred upon the Lender is intended to be exclusive of any other right or remedy contained herein, and every such right or remedy contained herein or now or hereafter existing at law or in equity or by statute, or otherwise may be exercised separately or in any combination.

4.Assignment. The rights and obligations of the Borrower and the Lender shall be binding upon and inure to the benefit of the permitted successors, assigns and transferees of the parties hereto, provided that no transfer or assignment by either the Borrower or the Lender shall be effective without the consent of the other party (which consent may be withheld in the sole and absolute discretion).

5.Amendment. No amendment or waiver of any provision of this Note, or consent to any departure by the Borrower therefrom, shall in any event be effective unless the same shall be in writing and signed by the Borrower and the Lender, and then such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

6.Waiver. No waiver of any obligation of the Borrower under this Note shall be effective unless it is in a writing signed by the Lender. A waiver by the Lender of any right or remedy under this Note on any occasion shall not be a bar to exercise of the same right or remedy on any subsequent occasion or of any other right or remedy at any time. The Borrower hereby expressly waives presentment, demand, and protest, notice of demand, dishonor and nonpayment of this Note, and all other notices or demands of any kind in connection with the delivery, acceptance, performance, default or enforcement hereof, except as expressly provided for herein.

7.Notices. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, facsimile, electronic mail, courier service or personal delivery to:

Conn Flanigan

Global Medical REIT Inc.,

1601 Blake Street, Suite 310

Denver, CO 80202

And

for ZH USA, LLC

Frankie Wong

ZH International Holdings Ltd.

24/F Wyndham Place

40-44 Wyndham Street

Central Hong Kong

8.Governing Law; Venue. This Note is delivered in and shall be enforceable in accordance with the laws of the State of Maryland (other than its conflict of laws principles) and shall be construed in accordance therewith. THE BORROWER SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS LOCATED IN THE STATE OF MARYLAND, IN CONNECTION WITH ANY ACTION OR OTHER PROCEEDING RELATED TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY. THE BORROWER IRREVOCABLY WAIVES AND AGREES NOT TO MAKE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE JURISDICTION OF ANY SUCH COURT OR TO THE LAYING OF VENUE OF ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT AND ANY CLAIM THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. The Borrower hereby waives, to the fullest extent permitted by law, any right to stay or dismiss any action or proceeding under or in connection with this Note brought before the foregoing courts on the basis of (i) any claim that such party is not personally subject to the jurisdiction of the above-named courts for any reason, or that it or any of its property is immune from the above-described legal process, (ii) that such action or proceeding is brought in an inconvenient forum, that venue for the action or proceeding is improper or that this Note may not be enforced by such courts, or (iii) any other defense that would hinder the levy, execution or collection of any amount to which any party is entitled pursuant to any final judgment of any court having jurisdiction.

9.Severability. In the event any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Note operate or would prospectively operate to invalidate this Note, then and in any such event, such provision(s) only shall be deemed null and void and shall not affect any other provision of this Note and the remaining provisions of this Note shall remain operative and in full force and effect and in no way shall be affected, prejudiced or disturbed thereby.

10.No Personal Liability; No Joint Venture. Neither the officers or the directors of the Borrower, nor any person executing this Note on behalf of the Borrower, shall be liable personally or be subject to any personal liability or accountability with respect to the obligations of the Borrower under this Note by reason of the execution of this Note. Nothing contained in this Note shall be deemed or construed to have the effect of creating between the Borrower and the Lender the relationship of principal or agent, or of a partnership or a joint venture.

11.WAIVER OF JURY TRIAL. THE BORROWER AND THE LENDER EACH HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). THE BORROWER AND THE LENDER EACH CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE LENDER OR THE BORROWER HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT IT WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER.

12.Headings. The headings contained in this Note are solely for the convenience of the Lender and the Borrower and shall not be used or relied upon in any manner in the construction or interpretation of this Note.

[remainder of page intentionally blank]

IN WITNESS WHEREOF, the Borrower has caused its duly authorized officer to execute this Convertible Demand Promissory Note as of the date first written above.

GLOBAL MEDICAL REIT, INC.

By:______________________

Name:

Title: